Acacia Diversified Holdings, Inc
13575 58th Street North - #138
Clearwater, FL 33760

March 30, 2016

Via EDGAR

Mr. John Stickel
C/o Ms. Susan Block
Attorney-Advisor
Office of Transportation and Leisure
Securities and Exchange Commission
Washington, DC 20549

Re: Acacia Diversified Holdings, Inc.
Schedule 14C
Filed January 20, 2016
File No. 001-14088
Form 8-K
Filed January 19, 2016
File No. 001-14088

Dear Mr. Stickel:

In response to the Commission’s correspondence dated February 12, 2016, Acacia Diversified Holdings, Inc. (the “Registrant”) offers the responses contained herein. The Registrant acknowledges that it is responsible for the adequacy of the disclosure in this correspondence and the Revised Preliminary Information Statement on Form 8-K. Moreover, Registrant further acknowledges that any staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the aforementioned filing. To such extent, the Registrant is aware that it may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K

General

7.  Based on your filing history, it appears that you were a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934 immediately before the transaction with MariJ Agricultural, Inc. As disclosed in your Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, you sold all of your businesses on June 29, 2015, and since then were without revenue-producing operations. Please amend your Form 8-K to include all of the information that would be required if the company were filing a general form for registration of securities on Form 10 under the Securities Exchange Act of 1934. Refer to Item 2.01(f) of Form 8-K. Alternatively, please provide us with detailed facts and analysis demonstrating that you were not a shell company immediately before the transaction with MariJ Agricultural, Inc.

Response:

The Company has amended the Form 8-K to provide all of the information required by Form 8-K, incorporating the disclosures required under Form 10..

Yours very truly,

/s/ Rick Pertile

Rick Pertile, President

Charles W. Barkley, Esq.
Attorney for Acacia Diversified Holdings, Inc.